August 24, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:      Response Letter to SEC comment letter Dated July 26, 2018
American Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 23, 2018
File No. 000-55456

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 4

1.
Please discuss the potential impact that the recent series of reciprocal U.S., Chinese, and European tariffs are likely to have on your operating costs, product margins, and overall competitive position.

Response: Our filing has been amended to include that discussion on page 6.

2.
We note your disclosure that 63% of revenue came from two customers. Please identify the names of these customers and their relationship, if any, with the company. Please see Item 101(c)(1)(vii) of Regulation S-K.

Response: Our filing has been amended to reflect the percentage of concentration on page 6. The customer concentration does not include any companies with a relationship with the company other than the sales transaction. The loss of the customers would not have a material impact on the business as there are numerous replacements for their amounts purchased. According to the referenced rule, the disclosure needs to be included if, ‘the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.’ This is not the case with our business or customer base and therefore the disclosure was not included. Additionally, as our production has increased so has our customer base. Throughout 2018, we have sold to more and different customers than we did in 2017 and 2016. Most customer contracts have a renewal option and those that we have chosen not to renew we have replaced with a customer that has better terms.

Environmental, Governmental, and Other Regulatory Matters, page 7

3.
Please quantify the cost of compliance as discussed in this section.

Response: Our filing has been amended to include that discussion on page 8.

Properties, page 10

4.
For each of your material properties please clarify if all necessary permits have been obtained. For material properties in which all permits have not been obtained please briefly summarize the significant permits remaining to be obtained and the likelihood of obtaining such permits.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Response: We have clarified and added such disclosure in the amended 10-K on page 10.

5.
Please insert a map showing the location and access to each of your properties, plants, and transportation routes pursuant to paragraph (3)(b) of the Instructions to Item 102 of Regulation S-K.

Response: We have included maps showing the requested information in the amended 10-K on pages 16 and 17.

6.
For each of your material properties please briefly summarize your lease and royalty obligations, including the expiration date of the lease, pursuant to paragraph (b) (2) of Industry Guide 7.

Response: We have included a summary in the amended 10-K describing the information required in paragraph (b) (2) of Industry Guide 7 on page 10.

7.
For each material property please disclose the information required by paragraph (b)(4) of Industry Guide 7 including the condition of the plant and equipment, the work completed on the property, the total cost for each property, and the source of power and water.

Response: We have included summary information illustrating the requested information in the amended 10-K on pages 4, 5, 16, and 17.

8.
For each of your mines and processing facilities please disclose tonnages produced and the average price received. To the extent available please include this information for the last three fiscal years. In this regard we reference paragraph (3) of the Instructions to Item 102 of Regulation S-K.

Response: We have included summary information illustrating the requested information in the amended 10-K on pages 4, 5, 16, and 17.

9.
For each of your properties without a mineral reserve please provide a clear statement that the property has no mineral reserves pursuant to paragraph (4) (i) of Industry Guide 7.

Response: We have clarified and added such disclosure in the amended 10-K throughout the document.

10.
Please disclose the production capacity and utilization rate for each of your mines and processing plants pursuant to paragraph (1) of the Instructions to Item 102 of Regulation S-K.

Response: We have clarified and added such disclosure in the amended 10-K on pages 4, 5, 16, and 17.

11.
We note your references to mineral reserves throughout your filing. For each of your properties please disclose your proven and probable mineral reserves pursuant to paragraph (3) of the Instructions to Item 102 of Regulation S-K. Please disclose reserves in terms of tonnage and grade or quality and clarify if your reserves are stated prior to or after mining and processing dilution and recovery factors. If reporting reserves prior to dilution and recovery factors please include these factors as a footnote to your reserve table. Clearly classify your coal reserves as thermal or metallurgical coal. Additionally include the mineral pricing assumptions used in the economic evaluation of your mineral reserves as a footnote to your reserve disclosure.

Response: We have clarified in the amended 10-K that we do not have proven and probable reserves as defined in Industry Guide 7, present on page 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

12.
Please modify your filing to provide a chart or graph presenting the 5-year historical industry pricing for thermal and metallurgical coal in your targeted markets. See Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a).

Response: Our filing was amended to include the above requested information. P. 16

American Resources Corp ● www.americanresourcescorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky

13.
Employees, page 20 Please clarify whether your disclosed number of employees, "approximately 204," includes contractors.

Response: We have provided clarification in the amended 10-K on pages 8 and 20.

Results of Operations for the Years Ended December 31, 2017 and December 31, 2016, page 20

14.
Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute an increase in revenue to "a full year of production" and attribute increased network operations expenses to "a full year of production," you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350.

Response: Our filing has been amended to include above requested discussion on page 20.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

15.
Please include your officers, directors, and other holders of Series A preferred stock (and other securities) on your beneficial ownership table "common stock beneficially owned" columns.While you disclose the number and percentage of Series A preferred stock held, you do not present these shareholders' as-converted common stock ownership percentages on page 31. Please include this information for clarity and completeness.

Response: We have included the additional information in the amended 10-K on page 31.

16.
Your table discloses that Golden Properties beneficially owns 1,688,350 shares of common stock while Note 3 states that Golden Properties beneficially owns 1,885,460 shares. Please clarify. It also appears that Golden Properties holds warrants that allow it to purchase approximately 5 million shares. Please update your beneficial ownership table to correct both Note 3 and reflect the shares which may be purchased pursuant to the outstanding warrants. If you believe these shares of common stock are not required to be included on the beneficial ownership table, please provide us with a detailed explanation.

Response: We have clarified on the same page that Alex Lau is the principal and beneficial owner of Golden Properties and therefore his 59,133 Series A Preferred shares is consolidated with Golden Properties’ 1,688,350 common shares.

Note 1 - Summary of Significant Accounting Policies
Basis of Presentation and Consolidation, page F-7

17.
As applicable, please disclose:
●
the nature of your involvement with each VIE;
●
the nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities in your balance sheet, including the carrying amounts of such assets and liabilities;
●
the nature of, and changes in, the risks associated with your involvement with each VIE; and
●
how your involvement with each VIE affects your financial position, financial performance, and cash flows. Refer to ASC 810-10-50-2-AA.

Response: Expanded discussion on the VIEs are disclosed in Note 5 and Note 6, respectively on page F-7. Additional disclosure in Note 1 would be redundant. Reference have been added to Note 1 to further disclosures.

18.
We note the Company is the primary beneficiary of ERC Mining LLC and Land Resources and Royalties LLC. Please provide us a "primary beneficiary" analysis underpinning your conclusions. In this regard, we note:

American Resources Corp ● www.americanresourcescorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky

●
certain members of your management team will derive direct financial and economic benefit from mining properties leased from Land Resources & Royalties LLC, which they own and control; and
●
LC Energy Operations LLC, an unrelated entity, is required to provide funding for the operations of ERC's Gold Star mine and any cash flows from its operations for the foreseeable future will go to LC to satisfy prior debt advanced to the Gold Star Mine.

Response: Analysis for ERC Mining LLC and Land Resources and Royalties LLC is attached. LC Energy Operations LLC is connected with ERC Mining Indiana Corp and not ERC Mining LLC which are different entities. ERC Mining Indiana Corp is consolidated in the financial statements because it is 100% owned by Quest Energy Inc. ERC Mining LLC is consolidated because of the VIE rules.

Coal Property and Equipment, page F-10

19.
We note on pages 5-6 and on pages 17-18 that that you have several idled, non-producing mines.Please advise us and expand your disclosures to provide:
●
the total carrying value of the long-lived assets at the idled mines and their locations;
●
when you performed the impairment analysis; and
●
how you define an asset group, specifically the factors you consider in determining whether a mine or group of mines has independent cash flows.

Response: No values were assigned to any mining permits or properties including the idled mines. Their carrying value is $0. There were no impairment tests done on items that had no carrying value assigned to them. No mines had any cash flow upon acquisition. When acquired, each company had its own group of property and mining assets. Again, none of the property or mining assets had any cash flows and were not recorded with any carrying value. Therefore, all value was assigned to equipment and facilities none of which have had any triggering events warranting impairment testing. The transactions were recorded as such on the financial statements.

Asset Retirement Obligations (ARO) – Reclamation, page F-10

20.
Please disclose the significant assumptions underlying your measurement of accrued asset retirement obligations which may be subject to a number of variables, including but not limited to estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates.

Response: Added disclosure on page F-10 for inflation rate of 1.5% and risk free rate of .23% which was the effective rate upon acquisition. The other requested items are not presented by our peer group and would put us at a competitive disadvantage. As an example, Ramaco Resources does not include such information in their disclosures.

Note 2 - Property and Equipment, page F-13

21.
Please disclose the gross amount of assets recorded under capital leases, according to nature or function. Refer to ASC 840-30-50-1a.

Response: Our filing has been amended for the above requested information. P F-11

Note 9 - Equity Transactions, page F-18

22.
Please tell us your basis of accounting and presentation for the Series B preferred stock which we note has a conversion value that decreases based on the proportional miss of the Company's EBITDA and is puttable at a premium in the event of a secondary offering, among other hurdles. Further, disclose the targeted EBITDA and the put premium.

Response: Application of ASC 480 – Distinguishing Liabilities from Equity: The put option within the Series B preferred stock does not create a liability under 480-10-25-4-7 since the redemption was not unconditional and as the triggers to the put are within the company’s control. The put option is permanent equity under ASR 268 since the events triggering the redemption option are within the company’s control. The expiration of the put component of 9 months passed without any of the triggering events occurring such as a secondary offering or up-listing to a national exchange.

American Resources Corp ● www.americanresourcescorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky

Application of ASC 815 – Derivatives and Hedging: The embedded conversion is for common shares which are equity and the preferred host was considered more akin to equity considering ASC 815-15-25-116-18 by the company therefore they are clearly and closely related and therefore not subject to bifurcation under 815.

General

23.
We note your statement that the company was formed to "construct and/or purchase and manage a chain of combined gasoline, diesel and natural gas (NG) fueling and service stations" and other related statements in your business overview. We also note references on your website to "oil and gas operations" and your ability to "invest as an operator, net revenue interest holder or net royalty interest holder." Please provide more information regarding these statements and update your filing accordingly. We also note that your Form S-1 (333-226042) makes no reference to current or ongoing oil, gas, etc. operations.

Response: We are in the process of revising our website and have removed that information in the meantime. Prior to our control of American Resources Corporation, management of that company represent their business as formed to "construct and/or purchase and manage a chain of combined gasoline, diesel and natural gas (NG) fueling and service stations".

24.
We also note your statement on your website that "American Resources has an economic interest in the Quest LNG brand, which is a development stage United States Virgin Islands based supplier of Liquefied Natural Gas ('LNG') to the Caribbean marketplace." Please discuss and disclose your relationship with Quest LNG, specifically highlighting this entity's relationship with your subsidiaries Quest Energy Inc. and Quest Processing LLC.

Response: We are in the process of revising our website and have removed that information in the meantime.

Form 10-Q for the Quarter Ended March 31, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources , page 17

25.
Please discuss your current funding sources and your ability to satisfy your current debt obligations and to pay for the costs of maintaining your mines for operational and regulatory purposes.

Response: Our filing has been modified to increase disclosure relating to this comment.

After review of the responses and the revised 10-K and 10-Q, please let us know if you have additional questions or comments

____________________________________
Kirk P. Taylor
Chief Financial Officer

American Resources Corp ● www.americanresourcescorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky